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                SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.


                          FORM U-33-S

        ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES


         Filed under Section 33(e) of the Public Utility
             Holding Company Act of 1935, as amended
             For the Fiscal Year Ended June 30, 1998



Filed pursuant to the Public Utility Holding Company Act of 1935 by

                     Southern Union Company
                504 Lavaca Street, Eighth Floor
                      Austin, Texas  78701
                       (Name and address)



        The Commission is requested to mail copies of all communications relating to this Annual Report to:

                         Dennis K. Morgan
           Senior Vice President - Legal and Secretary
                      Southern Union Company
                            President
            Southern Union Energy International, Inc.
                              and
                            President
         Southern Union International Investments, Inc.
                504 Lavaca Street, Eighth Floor
                     Austin, Texas  78701


                     Stephen A. Bouchard
                Fleischman and Walsh, L.L.P.
          1400 Sixteenth Street, N.W., Suite 600
                   Washington, D.C.  20036
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Southern Union Company ("Southern Union"), a Delaware corpora-
tion, hereby files this Annual Report Concerning Foreign Utility Companies on Form U-33-S pursuant to Section 33(e) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57(b) of the implementing regulations thereunder, on behalf of Compania Nacional de Gas, S.A. de C.V. ("CNG").

Southern Union distributes natural gas as a public utility in the States of Texas, Missouri and Florida through Southern Union Gas, Missouri Gas Energy and Atlantic Utilities, respectively, each of which is a division of Southern Union. CNG is a limited liabil-ity variable stock corporation (sociedad anonima de capital vari-able) organized under the laws of the United Mexican States. CNG is a "gas utility company" for purposes of the Act. Southern Union acquired an equity interest in CNG on July 23, 1997. Southern Union is a domestic associate public-utility company of CNG under Section 2(a)(10) of the Act.

Item 1.  Name, Business Address, Facilities and Ownership
------

The name and business address of CNG is:

Compania Nacional de Gas, S.A. de C.V.
Edificio Salart
Morelos 511 Sur
Piedras Negras, Coahuila
Mexico

CNG provides natural gas distribution services at retail in Piedras Negras, Coahuila, Mexico, under a permit granted by Mexican authorities. Natural gas is received by CNG via two city gates with a loop pipeline developed system which utilizes five to 20 pound pressure. CNG's distribution system was established in 1934.

CNG has outstanding a single class of capital shares, par value one peso per share, which shares are the only class of voting securities outstanding. Southern Union indirectly owns approxi-mately 43% of the outstanding capital stock of CNG, through Southern Union Energy International, Inc. ("SUEI") and Southern Union International Investments, Inc. ("SUII"), two wholly-owned Delaware subsidiaries of Southern Union that own 100% of the capital stock of Energia Estrella del Sur, S. A. de C. V., their Mexican subsidiary ("EES"). The remainder of the capital shares of CNG presently is owned by members of the Libson family.

Item 2.  Guarantees of Financial Obligations
------

Southern Union presently is not subject to recourse for any debt or other financial obligation (through direct or indirect guaranties or otherwise) of CNG.

Item 3.  Technical Services Contracts
------

There presently is no service, sales or construction contract between Southern Union and CNG; however, Materiales y Aparatos, S.A. de C.V., an affiliate of CNG ("MASA"), provides gas meter repair services pursuant to an informal agreement entered into in September 1997. For the fiscal year ended June 30, 1998, Southern Union has paid approximately $63,000 to MASA for meter repairs under the agreement. Through SUEI, SUII and EES, Southern Union indirectly owns 48% of the outstanding capital stock of MASA.

Exhibit A.  Organizational Chart
---------

                     SOUTHERN UNION COMPANY
                               |
                               |
                -------------------------------
                |                             |
                |                             |
    SOUTHERN UNION ENERGY          SOUTHERN UNION INTERNATIONAL
 INTERNATIONAL, INC. ("SUEI")       INVESTMENTS, INC. ("SUII")
  (wholly-owned subsidiary           (wholly-owned subsidiary
  of Southern Union Company)        of Southern Union Company)
                |                             |
                |                             |
                -------------------------------
                               |
                               |
                   ENERGIA ESTRELLA DEL SUR,
                   S.A. DE C.V. ("EES") (99%
                    of stock owned by SUEI;
                   1% of stock owned by SUII)
                               |
                               |
                   COMPANIA NACIONAL DE GAS,
                   S.A. DE C.V. (43% of stock
                       owned by EES)

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                           SIGNATURE
                           ---------



The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Com-pany Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such com-pany or its subsidiaries.



                                   SOUTHERN UNION COMPANY



Date:  April 27, 1999         By:  DENNIS K. MORGAN
                                   ------------------------------
                                   Dennis K. Morgan
                                   Senior Vice President - Legal
                                     and Secretary (President,
                                     Southern Union Energy
                                     International, Inc. and
                                     President, Southern Union
                                     International Investments,
                                     Inc.)